                                                                                                Exhibit 99.1

ELBIT MEDICAL GROUP ANNOUNCES FDA APPROVAL OF NEW VERSION OF
INSIGHTEC’S EXABLATE® 2000 THAT SPEEDS UP TREATMENT TIME AND THE
USE OF EXABLATE 2000 SYSTEM WITH GE HEALTHCARE’S 3 TESLA
MAGNETIC RESONANCE IMAGING SYSTEM

- More Women Now Eligible For the Only Incisionless Treatment Option For Symptomatic
Uterine Fibroids, Which is Now compatible with Both 1.5 Tesla and 3 Tesla Systems -

Tel Aviv, Israel - March 5, 2007 - Elbit Medical Imagining Ltd. (NASDAQ: EMITF) (“EMI” or the “Company”) today announces that , its subsidiary InSightec Ltd. announced that the U.S. Food and Drug Administration (FDA) has approved software that significantly speeds up the treatment time of the company’s ExAblate® 2000 Magnetic Resonance guided Focused Ultrasound (MRgFUS) system, while ensuring the system’s high level of safety and efficacy. In addition, the FDA also approved the ExAblate 2000 to be used with a 3.0 Tesla MRI scanner, in addition to the 1.5 Tesla.

"The newly-approved system allows the incisionless ExAblate procedure to be performed more efficiently than the conventional method and permits more sonications during the same treatment window," said George A. Holland, MD, director of MRI at the Lahey Clinic in Burlington, MA. in his abstract presented at the International Society for Magnetic Resonance in Medicine in May, 2006. "Using this technique, women with fibroids can be treated faster and women with larger fibroids may now be eligible for the outpatient procedure. The more of the fibroid that a physician can treat, the greater the symptom relief.”

The new software version, utilizes an “interleaved” mode of treatment whereby the system targets different parts of the fibroid, allowing the recently ablated tissue area to cool while the focus moves onto other areas of the fibroid. This reduces the cooling time required. Another new feature allows physicians to leverage the beam steering in phased array transducer to maximize the energy in the focal point, allowing significantly more volume to be treated for the same amount of energy applied.

The new system version includes improved safety features that help the physician identify anatomical details (such as bowels, bones, nerves, etc.) to help plan the treatment and minimize damage to non-targeted tissue.

The Lahey Clinic in Burlington, Mass., the University of California at San Diego (UCSD), Weill Cornell Medical Center in New York and KNI Imaging in Kalamazoo, Mich. participated in a 40-patient study to evaluate the new system version.

“We are pleased that the FDA has approved this new version that may enable physicians to treat greater amounts of fibroid in less time, helping to reduce symptoms and giving women with large fibroids access to this non-invasive treatment option,” said Dr. Kobi Vortman, President and CEO of InSightec. “We continue to develop the ExAblate technology to ensure that physicians have the best tools to provide outstanding treatment to their patients.”

The new system version was previously available in Europe and Asia.

Use of ExAblate 2000 with 3T MRI Scanner

In addition to the approved software, “the use of the ExAblate system with a 3T MRI allows physicians the freedom to use ExAblate with either a 1.5 Tesla or 3 Tesla MRI scanner, allowing busy MRI centers greater flexibility in scheduling use of their systems and allowing women greater access to this non-invasive procedure to destroy their symptomatic uterine fibroids,” said William G. Bradley, Jr., M.D., Ph.D., F.A.C.R., Chairman of the University of California at San Diego’s Department of Radiology and a Professor of Radiology at UCSD School of Medicine. “The 3 Tesla system also provides a higher level of anatomical detail.”

ExAblate 2000 is the only MRgFUS system approved by the FDA (US Food and Drug Administration) as a non-invasive, outpatient procedure to treat uterine fibroids. Over 2,500 women have been treated worldwide for symptomatic uterine fibroids.

The company has begun clinical trials to study the technology’s use in other indications including breast, bone, liver and brain tumors.

About ExAblate 2000

The ExAblate 2000 is the first U.S. Food and Drug Administration (FDA) approved system to use the breakthrough MRgFUS technology that combines MRI - to visualize tissues in the body, plan the treatment and monitor in real time treatment outcome - and high intensity focused ultrasound to thermally ablate uterine fibroid tissue. MR thermal feedback, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is fully treated and surrounding tissue is spared. ExAblate received FDA approval for the treatment of symptomatic uterine fibroids in October 2004. ExAblate has been recognized for its innovation and potential to serve mankind and has been awarded the 2004 European Union’s Information Society Technologies grand prize, The Wall Street Journal’s 2004 Technology Innovation Awards, and Advanced Imaging’s 2005 Solutions of the Year.

Uterine fibroids are benign growths in the uterus found in up to 70% of women of childbearing age. Symptomatic women suffer from extensive and prolonged menstrual bleeding, anemia, pain, pressure and often infertility. Existing treatment options include hysterectomy, myomectomy and uterine artery embolization and are invasive, involving hospitalization and several weeks of recovery time. ExAblate is an outpatient procedure and patients return home the same day and to work within one to two days.

About InSightec

InSightec Ltd. is a privately held company owned by Elbit Medical Imaging (EMI), General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 135 employees and has invested more than $100 million in research, development, and clinical investigations. Its U.S. headquarters are located in Dallas, Texas. For more information, please visit: http://www.insightec.com/

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.;(iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com